This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or any similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Envoy Communications Group Inc. at 26 Duncan Street, Toronto, Ontario, M5V 2B9 (telephone (416) 593-1212).

The securities to be issued hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold directly or indirectly in the United States of America or to United States persons. See "Plan of Distribution".

New Issue  May 29, 2000

$9,999,997
ENVOY COMMUNICATIONS GROUP INC.

1,428,571 Common Shares

Envoy Communications Group Inc. ("Envoy" or the "Company") is hereby offering 1,428,571 common shares of Envoy ("Common Shares") at a price of $7.00 per Common Share pursuant to the provisions of an underwriting agreement dated as of May 26, 2000 (the "Underwriting Agreement") between Envoy and Canaccord Capital Corporation (the "Underwriter"). The Common Shares being offered hereunder will be issued and sold by the Company to the Underwriter. The offering price of the Common Shares has been determined by negotiation between Envoy and the Underwriter.

The Common Shares are listed for trading on The Toronto Stock Exchange
(the "TSE"). On May 26, 2000, the closing price of the Common Shares on the TSE was $6.95.

An investment in the Common Shares involves certain risks which should be carefully considered by prospective investors. See "Risk Factors".

The Common Shares will qualify for investment as set out under "Eligibility for Investment".



Price: $7.00 per Common Share



                 Price to Public   Underwriter's Fee   Net Proceeds to Envoy(1)


Per Common Share 7.00              $0.4725             $6.5275
Total            $9,999,997        $674,999.80         $9,324,997.20





Notes:

(1) Before deduction of expenses of the offering, estimated at $300,000, which, together with the Underwriter's Fee, will be paid by Envoy.

(2) The Company has granted to the Underwriter an option to acquire, at the issue price of the Common Shares offered hereunder, up to an aggregate of 214,285 additional Common Shares to cover over-allotments, if any, and for market stabilization purposes
        (the "Over-Allotment Option"). The Over-Allotment Option expires
        30 days following the closing of the offering. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriter's Fee and Net Proceeds to Envoy, before deducting expenses of the offering, will be $11,499,992, $776,249.46 and $10,723,742.54, respectively. This short form prospectus qualifies the Common Shares issuable upon the exercise of the Over-Allotment Option. See "Plan of Distribution".
(3) As additional compensation, Envoy has agreed to issue to the Underwriter Common Share purchase warrants (the "Compensation Warrants") to purchase up to 71,428 Common Shares at 110 percent of the issue price of the Common Shares offered hereunder for a period of 12 months from the closing of the offering. This prospectus qualifies the distribution of the Compensation Warrants. See "Plan of Distribution".

The Underwriter, as principal, conditionally offers the Common Shares subject to prior sale, if, as and when issued and sold by Envoy and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement and subject to the approval of certain legal matters on behalf of Envoy by Blake, Cassels & Graydon LLP and on behalf of the Underwriter by Swinton & Company.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is intended that the closing of the offering will occur on or about June 2, 2000 but not later than June 7, 2000 and that certificates evidencing the Common Shares will be available for delivery at closing or shortly thereafter.



TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE            2
THE COMPANY                                    3
RECENT DEVELOPMENTS                            4
SELECTED CONSOLIDATED FINANCIAL INFORMATION    4
DESCRIPTION OF SHARE CAPITAL                   6
USE OF PROCEEDS                                6
PLAN OF DISTRIBUTION                           6
DIVIDEND POLICY                                7
RISK FACTORS                                   7
ELIGIBILITY FOR INVESTMENT                     7
LEGAL MATTERS                                  7
AUDITORS, TRANSFER AGENT AND REGISTRAR         8
PURCHASERS' STATUTORY RIGHTS                   8
CERTIFICATE OF THE COMPANY                     C-1
CERTIFICATE OF THE UNDERWRITER                 C-2


___________

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents of Envoy filed with the securities commissions or similar regulatory authorities in the provinces of British Columbia, Alberta, Ontario and Quebec are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the Annual Information Form of the Company, consisting of the Annual Report of the Company filed on Form 20-F dated February 16, 2000, including Management's Discussion and Analysis of Financial Condition and Results of Operations in respect of the fiscal year ended September 30, 1999;

(b) the audited consolidated financial statements of the Company, including the notes thereto, for the fiscal years ended September 30, 1999 and September 30, 1998, together with the auditors' report thereon;

(c) the Management Information Circular dated January 26, 2000 prepared in connection with the annual and special meeting of shareholders of the Company held on March 7, 2000, except the sections entitled
        Executive Compensation , Composition of the Compensation
        Committee, Report on Executive Compensation and
        Performance Graph; and

(d) the unaudited interim consolidated financial statements of the Company for the three months ended December 31, 1999.

        Any documents of the types referred to above and any material change reports (excluding confidential reports) and press releases filed by Envoy pursuant to the requirements of applicable securities legislation after the date of this short form prospectus and prior to the completion or withdrawal of the offering shall be deemed to be incorporated by reference in and form an integral part of this short form prospectus.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

THE COMPANY

        Envoy is an integrated marketing communications company which is focusing upon its rapidly growing integrated e-marketing communications services business. Envoy's objective is to be a leading provider of integrated e-marketing communications services. Envoy is committed to building brands both on and off-line.

        Envoy offers clients a strategy that delivers integrated marketing communications services through seven separate but complementary operating divisions providing cohesive services:

    Communique Advertising:  advertising utilizing traditional media, primarily television, radio and print, as
                             well as on-line advertising.
        Devlin:              website development and design and other
                             interactive digital communications services.
        Communique Live:     event marketing, including corporate meeting
                             and conference planning services and incentive
                             travel programs.
        Fusion:              corporate identity and branding services.
        Communique
        Public Relations:    strategic communications.
        Hampel Stefanides:   U.S. based e-marketing communications
                             services and advertising.
        Watt Group:          design, packaging and marketing identity
                             services to retailers.

        Envoy delivers cohesive marketing communications solutions to its clients utilizing the services of one or more of its operating divisions. By using the integrated services of several Envoy operating divisions, its clients can communicate in one clear voice executed through a range of media channels.

        Envoy's employees have expertise in a broad range of disciplines including business strategy, marketing, branding, information technology and creative design. Envoy works with a client from the analysis of its business objectives to the implementation of an appropriate solution. As a result, clients benefit not only from the time and cost savings of working with a single firm, but also from the integrated marketing communications strategy made possible by Envoy's integrated and coordinated range of marketing communications services. Based upon various competitors' public information and management's dealings with clients and prospective clients, management believes that this differentiates it from advertising or Internet service providers that focus on a single aspect of the range of marketing communications services.

	Envoy provides integrated e-marketing communications services, including digital interactive new media communication services. Envoy defines its integrated e-marketing communications services as its services, whether on or off-line, performed for its clients' Internet businesses and businesses related to the Internet, together with its on-line services performed for its other clients.

        These activities include on-line advertising and promotions, branding, the design, development and maintenance of its clients' websites, research and strategic consulting regarding e-marketing, creating advertising and other promotional programs, whether or not on-line, designed to drive traffic to its clients' websites, to sell goods and services on the clients' websites or to promote its clients' Internet related businesses, the development of proprietary interactive software and on-line media planning and buying.

	Envoy intends to pursue acquisitions of companies operating in the marketing-communications and technology industries that will extend and complement its business. Envoy aims to broaden its scope of operations in the United States and to expand into the United Kingdom as a bridgehead to Europe, as well as to add to its client roster. In evaluating potential acquisitions, Envoy generally looks for businesses which have experienced management; a growing, high-quality client base; a reputation for creative excellence; an above-average growth rate; and a history of profitability. Envoy typically satisfies at least a portion of the purchase price through the issuance of Common Shares. Envoy expects this strategy will reduce the capital required to complete acquisitions and incentivize the managers of newly acquired businesses by maximizing their interest in the growth and profitability of the Company. Furthermore, the Company plans to structure its acquisitions utilizing "earn-outs" whereby a substantial portion of the purchase price is contingent on performance and is paid over a period of two to four years.

	Envoy is incorporated under the laws of Ontario. Its head office and principal place of business is located at 26 Duncan Street, Toronto, Ontario, M5V 2B9.

RECENT DEVELOPMENTS

        Since December 31, 1999, Envoy's Communique Advertising division has been appointed agency of record in Canada for a number of new clients, including Hummingbird Communications Ltd., The Canadian Football League and Soloman Canada Ltd. and its Taylor Made division in Canada. In March, 2000, The Watt Group, Envoy's retail and package design subsidiary, received a significant assignment to assist Wal-mart in the rollout of Wal-mart brands in ASDA stores in the U.K. Most recently, Juno Online Services, Inc., a provider of Internet-related services in the U.S., appointed Envoy's Hampel Stefanides subsidiary as its agency of record in the U.S.

        The Company's agency of record contract with Microsoft Canada Co. expired in April, 2000. The Company decided not to rebid for the Microsoft Canada account, primarily because potential conflicts of interest which resulted from the account precluded Envoy from pursuing other attractive client opportunities in related industry segments.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following selected financial information has been derived from the consolidated financial statements of the Company for the three years ended September 30, 1999 and the three-month period ended December 31, 1999 and December 31, 1998. The following selected consolidated financial information should be read in conjunction with such consolidated financial statements and the notes thereto and Management's Discussion and Analysis of such financial statements.

                                     Statement of Operations Data

                            1999     1998     1999     1998     1997

                              For the Three-Month       For the Fiscal
                                 Period Ended        Year Ended September 30
                                  December 31
                                  (unaudited)              (audited)


                          (in thousands of dollars, except per share amounts)



Revenue                   $46,810  $33,390  $138,331  $37,844  $23,444
Cost of sales,
  being pass-through costs 34,106   25,280    96,544   24,353   14,769

Gross Margin               12,704    8,110    41,787   13,491    8,675
Operating Expenses
     Salaries and benefits  7,805    4,956    25,710    5,939    2,665
     General and
       administrative       2,373    1,167     6,983    5,057    4,310
     Occupancy costs          458      330     1,878      414      307


Earnings Before the
  Undernoted                2,068    1,653     7,216    2,081    1,393
Depreciation                  379      345     1,444      463      169
Interest expense               76       65       282       11        -


Income before income taxes
  and goodwill amortization 1,613    1,243     5,490    1,607    1,224

Income taxes                  703      468     2,003        -        -

Income before goodwill
  amortization	              910      775     3,487    1,607    1,224

Goodwill amortization,
  net of taxes	              263       99       610      104       45

Net Income	             $647      $676   $2,877   $1,503   $1,179


Earnings per share, before
  goodwill:
     Basic	             $0.05     $0.06   $0.24    $0.16     $0.17

     Fully diluted	     $0.05     $0.06   $0.24    $0.16     $0.12


Earnings Per Share
    Basic	             $0.04     $0.05   $0.20    $0.15     $0.16

    Fully diluted	     $0.04     $0.05   $0.20    $0.15     $0.12




                                    Balance Sheet Data

                               1999     1998           1999     1998
                            As at December 31       As at September 30
                               (unaudited)               (audited)
                                  (in thousands of dollars)


Current Assets	              $45,164   $28,190       $47,233   $15,684
Total Assets	              $76,482   $46,696       $78,460   $25,330


Current Liabilities(1)	      $31,183   $24,720       $33,870   $11,713
Long-Term Liabilities(2)	3,936     5,367         3,978       301

Total Liabilities	       35,119    30,087        37,848    12,014
Shareholders' Equity	       41,363    16,609        40,612    13,316

                               $76,482   $46,696      $78,460    $25,330

______

Notes:

(1)     Excluding current portion of long-term debt.

(2)     Including current portion of long-term debt.

DESCRIPTION OF SHARE CAPITAL

        The authorized share capital of Envoy currently consists of 50,000,000 Common Shares. As at March 31, 2000, there were 18,496,505 Common Shares issued and outstanding.

        The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors, to one vote per Common Share and, upon the dissolution of Envoy, to receive the remaining property and the assets of Envoy available for distribution.

USE OF PROCEEDS

        The net proceeds to the Company from the sale of the Common Shares offered hereunder are estimated to be approximately $9,024,997.20 ($10,423,742.54 if the Over-Allotment Option is exercised in full), after deducting expenses payable by the Company, including the Underwriter's Fee (as defined herein).

        The Company expects to use the net proceeds from the offering primarily to assist the Company in executing its acquisition strategy in North America, the U.K. and Europe.

PLAN OF DISTRIBUTION

        Pursuant to an underwriting agreement dated as of May 26, 2000 (the "Underwriting Agreement") between Envoy and Canaccord Capital Corporation (the "Underwriter"), Envoy has agreed to sell and the Underwriter has agreed to purchase on June 2, 2000 or such later date as Envoy and the Underwriter may agree, but in any event not later than June 7, 2000, all but not less than all the 1,428,571 Common Shares offered hereunder at a price of $7.00 per Common Share. The Underwriting Agreement provides for Envoy to pay the Underwriter a fee (the "Underwriter's Fee") of $0.4725 per Common Share sold pursuant to the offering.

        As additional compensation, the Company has agreed to issue to the Underwriter Common Share purchase warrants (the "Compensation Warrants") to purchase up to 71,428 Common Shares at 110 percent of the issue price of the Common Shares offered hereunder for a period of 12 months from the closing of the offering. This prospectus also qualifies the distribution of the Compensation Warrants.

        The Underwriting Agreement provides that the obligations of the Underwriter may, at its discretion, be terminated on the basis of its assessment of the state of financial markets and may also be terminated upon the occurrence of certain stated events.

        Envoy has also granted to the Underwriter an option (the
        "Over-Allotment Option") to acquire, at the issue price of the Common Shares offered hereunder, up to an aggregate of 214,285 additional Common Shares. If the Underwriter exercises such option in full, the total issue price will be $11,499,992, the total Underwriter's Fee will be $776,249.46 and the total net proceeds to Envoy (before deducting expenses payable by the Company) will be $10,723,742.54.
        The Underwriter may exercise the Over-Allotment Option in whole or in part at any time up to 30 days following the closing of the offering to cover over-allotments, if any, and for market stabilization purposes. This short form prospectus qualifies the Common Shares issuable upon exercise of the Over-Allotment Option.

        The purchaser of Common Shares on the resale of such shares by the Underwriter may be required to pay a commission at a rate to be negotiated with the Underwriter.

        The Company has applied to list the Common Shares offered hereunder (including the Common Shares issuable on the exercise of the Over-Allotment Option) on the TSE. Listing will be subject to the Company fulfilling all the listing requirements of the TSE.

        Envoy has agreed to indemnify the Underwriter and its directors, officers, employees and agents against certain civil liabilities.

        Pursuant to policy statements of the Ontario Securities Commission, the Underwriter may not, throughout the period of distribution under the offering, bid for or purchase the Common Shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSE relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first-mentioned exception, in connection with this offering and subject to applicable Canadian law, the Underwriter may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

        The Common Shares offered hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered or sold in the United States except in a transaction exempt from the registration requirements of the 1933 Act. The Underwriter has agreed that, except as permitted under the Underwriting Agreement, it will not offer or sell the Common Shares at any time within the United States. In addition, until 40 days after the commencement of this offering, any offer or sale of Common Shares in the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption under the 1933 Act. Certificates representing any common shares which are sold within the United States, or any certificate issued upon transfer or exchange thereof, will contain, for so long as such may be required under the 1933 Act, a legend to the effect that the securities represented thereby are not registered under the 1933 Act and may not be offered or sold (other than to the Company) in the absence of registration under the 1933 Act or pursuant to certain exemptions therefrom.

DIVIDEND POLICY

        Envoy has not paid any cash dividends on its Common Shares to date. The Company currently intends to retain earnings to finance the operations of the business and, therefore, the Company does not anticipate paying cash dividends in the foreseeable future. The Company's dividend policy will be reviewed from time to time in the context of the Company's earnings, financial condition and other relevant factors.

RISK FACTORS

        An investment in the Common Shares offered hereunder involves certain risks which should be carefully considered by prospective investors. See "Business of Envoy -Risk Factors" in the Annual Report of the Company filed on Form 20-F dated February 16, 2000 referred to under "Documents Incorporated by Reference".

ELIGIBILITY FOR INVESTMENT

        In the opinion of Blake, Cassels & Graydon LLP and Swinton & Company, the Common Shares offered hereunder, if issued on the date hereof, would be qualified investments for the purposes of the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and, under proposed amendments to the Regulations under such Act, for trusts governed by registered education savings plans within the meaning of such Act.

        In addition, in the opinion of such counsel based on the current provisions of such Act, the Common Shares, if, as and when listed on a prescribed stock exchange, will be qualified investments under such Act for trusts governed by registered education savings plans within the meaning of such Act.

LEGAL MATTERS

        Certain legal matters relating to the Common Shares offered hereunder will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Company and by Swinton & Company on behalf of the Underwriter. The partners and associates of Blake, Cassels & Graydon LLP, as a group, and the partners and associates of Swinton & Company, as a group, each beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of the Company are KPMG LLP, 4120 Yonge Street, Suite 500, Toronto, Ontario, M5P 2B8.

	Montreal Trust Company of Canada is the transfer agent and registrar for the Common Shares at its principal offices in Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS

        Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE COMPANY


Dated: May 29, 2000

        The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of the provinces of British Columbia, Alberta and Ontario.


(Signed) GEOFFREY B. GENOVESE
President and
Chief Executive Officer
(Signed) J. JOSEPH LEEDER
Chief Financial Officer
On behalf of the Board of Directors:
(Signed) JOHN H. BAILEY
Director
(Signed) DAVID HULL
Director


CERTIFICATE OF THE UNDERWRITER


Dated: May 29, 2000

        To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of the provinces of British Columbia, Alberta and Ontario.

CANACCORD CAPITAL CORPORATION
By: (Signed) PETER M. BROWN

        The following includes the name of each person having an interest, either directly or indirectly, to the extent of not less than 5% of the capital of:

        CANACCORD CAPITAL CORPORATION: Peter M. Brown (through The MacLachlan Investments Corporation), Bradley D. Griffiths and Michael G. Greenwood (directly and through 728541 Alberta Ltd.).

        Their interests are held indirectly through Canaccord Investment Ltd. and Canaccord Holdings Ltd.